Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Leland S. Benton

Partner

+1.202.739.5091

leland.benton@morganlewis.com

September 28, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer O’Brien

Re:	China Natural Resources, Inc.
Form 20-F for Fiscal Year Ended December 31, 2021
Filed May 17, 2022
File No. 000-26046

Dear Ms. O’Brien:

On behalf of China Natural Resources, Inc., a British Virgin Islands company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated August 30, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Annual Report on Form 20-F (the “Form 20-F”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form 20-F.

Jennifer O’Brien

September 28, 2022

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information

D. Risk Factors, page 1

1.	Please further expand your introductory section to address the following:

•	How recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

•	Whether and how the Holding Foreign Companies Accountable Act (“HFCAA”) and related regulations will affect your company.

•	That you have been included in the list of issuers identified under the HFCAA.

•	The risk that rules and regulations in China can change quickly with little advance notice.

Response: Set forth below for the Staff’s consideration are the Company’s proposed revisions to the introductory section of Item 3.D. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F, pending developments relating to the Statement of Protocol Agreement entered into by the China Securities Regulatory Commission, China’s Ministry of Finance and the Public Company Accounting Oversight Board on August 26, 2022. For the Staff’s convenience, the proposed new text is underlined below.

D.	Risk Factors

We are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiaries established in the PRC and Hong Kong, and which owns equity interests, directly or indirectly, of the operating subsidiaries. See “Item 4.C. INFORMATION ON THE COMPANY – Organizational Structure” for further information regarding our subsidiaries’ names, places of incorporation, and equity ownership. We are subject to legal and operational risks associated with being based in the PRC and Hong Kong and having all of our operations in the PRC, discussed in greater detail below. The Chinese government may intervene or influence the operation of our Hong Kong subsidiaries and PRC subsidiaries and exercise significant oversight and discretion over the conduct of their business and may intervene in or influence their operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common shares. Further, rules and regulations in China can change quickly with little advance notice, and any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Jennifer O’Brien

September 28, 2022

Recent statements and regulatory actions by the Chinese government, such as those related to data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or maintain our listing on the Nasdaq Capital Market (“Nasdaq”) or list on another U.S. or foreign exchange. For example, on June 10, 2021, the Standing Committee of the PRC National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such reviews in the future, in which case our future activities may be closely scrutinized or prohibited. Moreover, given the PRC authorities have significant discretion in interpreting and applying their laws, rules and regulations, if we undertake a transaction in the PRC that involves data security or an industry that the PRC government is focusing on, we could be subject to review by the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or other applicable governmental agency. Such review could be time consuming, could cause us to incur significant costs in responding to such agencies and/or rectifying any potential issues noted by such agencies or completely abandon a potential transaction. Further, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administrative Measures, for public comment. The Draft Provisions and the Draft Administrative Measures propose to establish a new filing-based regime to regulate overseas offerings of stock, depository receipts, convertible corporate bonds, or other equity securities, and overseas listing of these securities for trading, by PRC companies. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings and/or listings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, including by our inadvertent conclusion that such approval or filing was not required when in fact it was, or a rescission of any such approval or filing if obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Additionally, the PRC government has issued a series of anti-monopoly laws and regulations since 2021, paying more attention to corporate compliance. We believe that these regulations currently have and will have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Jennifer O’Brien

September 28, 2022

The Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work, and our common shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the HFCAA are enacted. We have been identified by the SEC in its “conclusive list of issuers identified under the HFCAA,” indicating that we are among those companies formally subject to the delisting provisions of the HFCAA. While the PCAOB, the CSRC and PRC Ministry of Finance entered into a Statement of Protocol on August 26, 2022, designed to allow the PCAOB to fully investigate auditors located in China, it remains unclear whether the PCAOB will determine that it is able to do so.

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our common shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of your investment may be lost.

Risk Factors Summary, page 1

2.	Please revise the order of your Risk Factor Summary to place the risk factors related to being based in China and Hong Kong and having all of your operations in China, including Risks Relating to Our PRC Operations and Doing Business in the PRC, as the first risk factors identified in the summary, and as the first risk factors in the detailed risk factor discussion that follows after the summary section.

Response: Set forth below for the Staff’s consideration are the Company’s proposed revisions to the Risk Factor Summary section. Please note that in response to Staff Comments 4 and 5, two new risk factors will be added to the Annual Report on Form 20-F, and accordingly added to the Risk Factor Summary. For the Staff’s convenience, the proposed new text is underlined below and removed text is struck through. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F consistent with the proposed revisions and to reorder the detailed risk factor discussion that follows after the summary section accordingly.

Risk Factor Summary

Risks Relating to Our PRC Operations and Doing Business in the PRC

•	Changes in China’s economic, political or social conditions or government policies could adversely affect our business and operations, and uncertainties with respect to the PRC legal system could adversely affect us.
•	PRC laws and regulations governing our current business operations are sometimes vague and uncertain.
•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.
•	Inflation in the PRC, or a slowing PRC economy, could negatively affect our profitability and growth.
•	Our PRC subsidiaries are subject to restrictions on paying dividends and making other payments to us.
•	Governmental control of currency conversion may affect payment of any dividends or foreign currency denominated obligations, and the value of your investment.
•	The Public Company Accounting Oversight Board is currently unable to inspect our auditor in relation to their audit work; our common shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted.
•	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Jennifer O’Brien

September 28, 2022

•	If we fail to protect our intellectual property rights, it could harm our business and competitive position.
•	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
•	We and our PRC subsidiaries are required to maintain a series of licenses, permits, and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits, or approvals in a timely manner could materially affect our business.
•	The approval of ~~and~~/or filing with the China Securities Regulatory Commission or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
•	Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.
•	We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
•	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
•	Failure to make adequate contributions to mandatory social security plans as required by PRC laws may subject us to penalties.
•	Enforcement of stricter labor laws and regulations may increase our labor costs.
•	If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Risks Relating to Our Rural Wastewater Treatment Activities in the PRC

•	Risks associated with the collection, treatment and disposal of wastewater may impose significant costs and liabilities.
•	We could incur significant costs for violations of applicable environmental laws and regulations, and new environmental regulations could result in higher operating costs in the future.
•	We are subject to risks associated with operating cost inflation and potential cost overruns.
•	Supply chain issues, including shortages of equipment and construction supplies, could increase our costs or cause delays in our ability to complete projects.
•	Our results of operations could be adversely affected by labor shortages, turnover and labor cost increases.
•	Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.
•	The rural wastewater treatment industry is highly dependent upon the policies of the PRC government, and any unforeseen changes in future government policies could adversely affect our operations.
•	In the PRC, the environmental protection industry is fragmented and highly competitive, and there is no assurance that we will be able to compete successfully, especially if significant technological breakthroughs occur.
•	Tight local government budgets and delayed payments has in the past and may in the future adversely affect our cash flows.

Jennifer O’Brien

September 28, 2022

Risks Relating to Our Mine Exploration Activities in Inner Mongolia

•	The Moruogu Tong Mine is in the exploration stage.
•	The northern part of Moruogu Tong Mine is currently being explored under an agreement that reduces our share in any future profits.
•	Any estimates of the reserves contained in the Moruogu Tong Mine may be inaccurate.
•	There are no assurances that we can produce minerals on a commercially viable basis.
•	Volatility in the market prices of metals may adversely affect the results of our operations.
•	We are subject to government regulations in various aspects of our exploration activities and our failure to comply with applicable government regulations could adversely affect us.
•	We do not have binding agreements with customers to purchase any future output of metals.

Risks Relating to Our Acquisition of PST Technology

•	We incurred substantial costs in our recent acquisition of PST Technology, and our future investments and integration costs in connection with the acquisition may prove higher than we anticipate.
•	The integration of PST Technology may create strains on our management and operational resources, disrupt our business and adversely affect our operating results.
•	Our business will be impacted by risks applicable to PST Technology and Shanghai Onway.

Risks Relating to Additional Acquisitions and Expansion into Other Sectors

•	We may acquire other businesses or form joint ventures that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.
•	Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations, and financial condition.
•	We may become subject to additional extensive and evolving regulatory requirements, noncompliance with which, or changes in which, may materially and adversely affect our business and prospects.

Risks Relating to Our Financial Condition and Business

•	We have incurred losses from operations in each of the preceding three fiscal years and there is no assurance that we will generate profits from operations in the future.
•	We currently generate revenues from water treatment operations and have ceased our trading of copper ore. We will continue to incur operating expenses in connection with our exploratory activities and wastewater treatment operations.

Risks Relating to Foreign Private Issuer Status

•	Because our assets are located outside of the United States and all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in the PRC.
•	Our status as a “foreign private issuer” results in less information being available about us.
•	Due to our status as a “foreign private issuer,” we have adopted IFRS accounting principles, which are different from accounting principles under U.S. generally accepted accounting principles (“U.S. GAAP”).
•	As a “foreign private issuer” we are not subject to certain requirements that other Nasdaq-listed issuers are required to comply with, some of which are designed to provide information to and protect investors.

Jennifer O’Brien

September 28, 2022

Risks Relating to Our Common Shares

•	You may experience dilution to the extent that our common shares are issued upon the exercise of outstanding warrants or other securities that we may issue in the future.
•	Our principal beneficial owner and his affiliates control us through their stock ownership; and their interests may differ from those of other shareholders.
•	The rights of our shareholders are governed by BVI law, which may not be as favorable to shareholders as U.S. law, and our directors may take actions with which you disagree without first receiving shareholder approval.
•	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Relating to the Ongoing COVID-19 Pandemic

•	COVID-19 has disrupted our operations, may further disrupt our operations or adversely affect our operations and financial position in the future, and may exacerbate the various other Risk Factors that we face.

Risks Relating to Our PRC Operations and Doing Business in the PRC

PRC regulation of loans to and direct investment in PRC entities …, page 12

3.	We note the disclosure under this risk factor, and the risk factors on page 13 regarding restrictions on paying dividends and governmental control of currency conversion. Please further expand your discussion regarding liquidity risks to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe, in more detail, your ability to transfer cash between entities, across borders, and to U.S. investors. Describe, in more detail, any limitations on your ability to distribute earnings from the company, including your subsidiaries, the parent company and U.S. investors.

Response: Set forth below for the Staff’s consideration is the Company’s proposed responsive disclosure, covering the same periods as addressed in the financial statements in the Form 20-F. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F consistent with the proposed disclosure below, placing such disclosure immediately after the heading “Item 3. Key Information” in subsequent Annual Reports on Form 20-F.

Transfers of Cash and Assets Between our Company and Our Subsidiaries

Cash and asset transfers through the Group are primarily attributed to: (1) capital contributions from the Company to its subsidiaries; (2) shareholder loans from the Company to its subsidiaries; and (3) dividends paid from the subsidiaries to the Company. Under PRC laws and regulations, we are subject to various restrictions on intercompany fund transfers and foreign exchange control. To the extent our cash is in the PRC or a PRC entity, the funds may not be available for the distribution of dividends to our investors, or for other use outside of the PRC, due to the interventions in or the imposition of restrictions and limitations on our ability by the PRC government to transfer cash. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Our PRC subsidiaries receive substantially all revenue in RMB. Our PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations, and would be subject to the PRC dividend withholding tax at a tax rate of 10% for any dividends paid by

Jennifer O’Brien

September 28, 2022

the Company’s PRC subsidiaries from their earnings derived after January 1, 2008, to the Company’s Hong Kong subsidiaries, or a reduced rate of 5% if certain conditions are met. If the PRC foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using our funds to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect the liquidity of our PRC subsidiaries and our ability to fund and expand our business in the PRC and cause the value of our securities to significantly decline or become worthless. We cannot assure you that the PRC government will not intervene in or impose restrictions on our ability to make intercompany cash transfers.

During the three years ended December 31, 2021, all cash or asset transfers between the Company and its subsidiaries are set forth in the table below. The purpose of the outbound transfers, in the form of shareholder loans, was to pay off the subsidiaries’ expenses. The purpose of the inbound transfers, in the form of loan repayments, was to centralize the treasury function of the Group. There are no fixed repayment terms and no tax implication for these transfers.

Transferor	Transferee	Year ended December 31,
		2019	2020	2021	2021
		HK$	HK$	HK$	US$
Outbound Transfers
China Natural Resources, Inc.	Feishang Mining	—	—	50,000	6,410
	China Coal	—	—	88,000	11,282
	Feishang Yongfu	—	—	32,000	4,103
	Feishang Dayun	—	—	32,000	4,103
	Total	—	—	202,000	25,898
Inbound Transfers
Feishang Mining	China Natural Resources, Inc.	—	150,000	—	—
China Coal		—	30,000	—	—
Feishang Yongfu		—	50,000	30,000	3,846
Feishang Dayun		—	50,000	30,000	3,846
	Total	—	280,000	60,000	7,692

The approval of and/or filing with the CSRC or other PRC government authorities …, page 17

4.	We note your disclosure regarding permissions requirements from the China Securities Regulatory Commission (CSRC). Please further elaborate on this disclosure to address the following:

•	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

•	In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations.

•	State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Jennifer O’Brien

September 28, 2022

•	Describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

(1) Set forth below for the Staff’s consideration are the Company’s proposed responsive additional risk factors. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F consistent with the proposed additions.

We and our PRC subsidiaries are required to maintain a series of licenses, permits, and approvals from PRC authorities to operate our business in the PRC, and failure to maintain or renew such licenses, permits, or approvals in a timely manner could materially affect our business.

Our PRC subsidiaries mainly carry out rural wastewater treatment and metal exploration activities in the PRC, which are subject to a series of PRC laws and regulations. In order to carry out such business, licenses, permits, and approvals are required from different PRC authorities, including an exploration permit with regards to our metal exploration activity, received from the Land and Resources Department of the Inner Mongolia Autonomous Region, construction permits in relation to our EPC activities, and business licenses from local industry and commercial bureaus as required upon company registration. As of the date of this annual report, we have obtained all necessary licenses, permits, and approvals to operate our business in the PRC. If we or our PRC subsidiaries fail to maintain or renew such licenses, permits, and approvals in a timely manner in the future, our business may be materially affected.

Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder.

On July 30, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and science and technology industries for and national defense, which may seriously endanger national security, peoples’ livelihoods and the public interest in the event of damage, function loss or data leakage. In addition, the relevant administrative departments of each critical industry and sector shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. Among these industries, the energy and telecommunications industries are mandated to take measures to provide key assurances for the safe operation of critical information infrastructure in other industries and fields. We believe our wastewater treatment activities do not fall under the water conservation industry, although we cannot assure you that local administrative departments would not have different interpretations.

Jennifer O’Brien

September 28, 2022

We and our PRC subsidiaries do not carry out business in China through any self-owned network platform and hold personal information from PRC operations of less than one million individuals. We and our PRC subsidiaries have not been identified as critical information infrastructure operators by any PRC authorities. The data collected from our China operations is mainly information related to our production, customers, suppliers, and our employees. We believe that we and our PRC subsidiaries do not commit any acts that threaten or endanger the national security of the PRC, and to our knowledge we and our PRC subsidiaries have not received or been subject to any investigation, notice, warning or sanction from any PRC authority with respect to national security issues arising from our business operations. As of the date of this Annual Report, we do not believe that we need to proactively apply for the cybersecurity review required by the CAC.

Furthermore, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers, which became effective on July 7, 2022, and require that to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where a data processor provides critical data abroad; (ii) where a key information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) in other circumstances prescribed by the CAC for which declaration of a security assessment for outbound data transfers is required. As we and our PRC subsidiaries do not provide any data collected from China operations abroad, we do not believe it is necessary for us to declare any security assessments pursuant to the Security Assessment Measures for Outbound Data Transfers.

However, there remains uncertainty as to how these regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC regulatory agencies, including the CAC, would take the same view as we do. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. However, we cannot assure you that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity reviews and/or other requirements of the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, it is possible that we may be required to suspend the relevant business, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this Annual Report, we have not been informed that we have been identified as a critical information infrastructure operator by any governmental authorities. These laws and regulations are relatively new and the PRC authorities are continuing to promulgate and issue new laws, regulations and rules in this regard, and therefore there is substantial uncertainty with respect to the interpretation and implementation of these data security laws and regulations. We will closely monitor the relevant regulatory environment and will assess and determine whether we are required to apply for the cybersecurity review.

(2) Additionally, set forth below for the Staff’s consideration are the Company’s proposed revisions to the risk factor that is the subject of Comment 4. For the Staff’s convenience, the proposed new text is underlined below and removed text is struck through. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F consistent with the proposed revisions.

Jennifer O’Brien

September 28, 2022

The approval of ~~and/~~or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies. ~~As a follow up, on~~

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of the ~~Administration~~ Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft ~~Administration~~ Administrative Measures, for public comment. The Draft Provisions and the Draft ~~Administration~~ Administrative Measures propose to establish a new filing-based regime to regulate overseas offerings of stock, depository receipts, convertible corporate bonds, or other equity securities, and overseas listing of these securities for trading, by ~~domestic~~ PRC companies. According to the Draft Provisions and the Draft ~~Administration~~ Administrative Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statements for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or business is mainly carried out in the PRC. According to the Draft ~~Administration~~ Administrative Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to a follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft ~~Administration~~ Administrative Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

Jennifer O’Brien

September 28, 2022

As of the date of this Annual Report, the Draft Provisions and the Draft ~~Administration~~ Administrative Measures have been released for public comment only~~. There~~, and therefore, filing or approval under the Draft Administrative Measures is not necessary at present. However, there are uncertainties as to whether the Draft Provisions and the Draft ~~Administration~~ Administrative Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft ~~Administration~~ Administrative Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

~~In addition~~ As of the date of this Annual Report, we have received all requisite permissions or approvals in connection with our offshore offerings under PRC law. However, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing ~~from~~ with the CSRC or other regulatory authorities or other procedures~~, including the cybersecurity review under the Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security,~~ are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, including by our inadvertent conclusion that such approval or filing was not required when in fact it was, or a rescission of any such approval or filing if obtained by us, ~~would~~ could subject us to sanctions by the CSRC or other PRC regulatory authorities ~~for failure to seek CSRC approval or filing or other government authorization for our offshore offerings~~. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the ~~shares~~ securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Jennifer O’Brien

September 28, 2022

5.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment and for the Staff’s consideration, the Company proposes to add the risk factor titled “Failure to comply with PRC regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” as set forth in the Company’s response (1) to Comment 4 above. The Company undertakes to make conforming changes in future Annual Reports on Form 20-F consistent with the proposed addition.

* * * * * *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5091 or via email at leland.benton@morganlewis.com.

Sincerely,

/s/ Leland S. Benton

cc:	Wong Wah On Edward, President and Chief Executive Officer, China Natural Resources, Inc.
Zhu Youyi, Chief Financial Officer, China Natural Resources, Inc.
David A. Sirignano, Esq, Morgan, Lewis & Bockius LLP